May 11, 2011
Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 2561
Washington, DC 20549

Re:	lululemon athletica inc. Preliminary Schedule 14A Filed March 28, 2011 Definitive Schedule 14A Filed April 29, 2011 File No. 001-33608
Dear Mr. Reynolds:
In accordance with the telephone conversation between our legal counsel, DLA Piper LLP (US), and Mr. Williamson of your office on May 9, 2011, lululemon athletica inc. (the “Company”) hereby confirms that the form of proxy card attached hereto as Appendix A was transmitted to those stockholders of the Company that elected to receive a paper copy of the proxy card by mail.
Please contact me at (604) 732-6124 or Michael Hutchings of DLA Piper LLP (US) at (206) 839-4800 if you have any questions about this letter.
Sincerely,

/s/ Christine M. Day Christine M. Day
Chief Executive Officer
lululemon athletica inc.

cc:	Mr. Jay Williamson (SEC Division of Corporate Finance)
Mr. Jim Lopez (SEC Division of Corporate Finance)
Mr. John E. Currie (lululemon athletica inc.)
Mr. David Negus (lululemon athletica inc.)
Mr. Michael Hutchings (DLA Piper LLP (US))

Appendix A
Form of Proxy Card

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒
Electronic Voting Instructions
You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 11:00 p.m., Pacific Time, on June 7, 2011.

Vote by Internet
•	Log on to the Internet and go to
www.envisionreports.com/LULU
•	Follow the steps outlined on the secured website.

Vote by telephone
•	Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.
•	Follow the instructions provided by the recorded message.

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals The Board of Directors recommends a vote FOR the following:
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1. Election of Directors:	For	Withhold		For	Withhold		For	Withhold

01 - Michael Casey	☐	☐	02 - RoAnn Costin	☐	☐	03 - R. Brad Martin	☐	☐
The Board of Directors recommends a vote FOR proposals 2, 3, 5, 6 and 7 and 3 YEARS for proposal 4.

			For	Against	Abstain			For	Against	Abstain
2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 29, 2012.		☐	☐	☐	3.	To adopt a non-binding resolution to approve the compensation of our executive officers.	☐	☐	☐

		1 Yr	2 Yrs	3 Yrs	Abstain			For	Against	Abstain
4.	To provide a non-binding vote on the frequency of holding a stockholder vote to approve the compensation of our executive officers.	☐	☐	☐	☐	5.	To approve the performance goals and grant limits contained in our 2007 Equity Incentive Plan.	☐	☐	☐

			For	Against	Abstain			For	Against	Abstain
6.	To approve the material terms of our Executive Bonus Plan.	☐	☐	☐	7.	To approve an amendment to our
Certificate of Incorporation to effect
a two-for-one forward stock split,
with a proportionate increase in
the number of authorized shares of
our Common Stock and Special
Voting Stock and a proportionate
							reduction in the par value of such stock.	☐	☐	☐

 B  Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 Please keep — signature within the box.	Signature 2 — Please keep signature within the box.
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Exercise Your Right to Vote
IMPORTANT NOTICE Regarding the Availability of Proxy Materials

Meeting Information

Meeting Type:	Annual Meeting
For holders as of:	April 19, 2011
Date:	June 8, 2011 Time: 10:00 AM PDT
Location:	Jade Ballroom
The Fairmont Pacific Rim Hotel
1038 Canada Place
Vancouver, British Columbia
You are receiving this communication because you hold shares in the above named company.
This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.edocumentview.com/LULU or easily request a paper copy (see reverse side).
We encourage you to access and review all of the important information contained in the proxy materials before voting.
See the reverse side of this notice to obtain proxy materials and voting instructions.
▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — lululemon athletica inc.	+

Notice of 2011 Annual Meeting of Shareholders
The Fairmont Pacific Rim Hotel, 1038 Canada Place, Vancouver, British Columbia
Proxy Solicited by Board of Directors for Annual Meeting — June 8, 2011
Christine M. Day and John E. Currie, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of lululemon athletica inc. to be held on June 8, 2011 or at any postponement or adjournment thereof.
Shares represented by this proxy will be voted by the Proxies. If no such directions are indicated, the Proxies will have authority to vote FOR Proposals 1, 2, 3, 5, 6 and 7 and vote 3 YEARS for Proposal 4.
In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.
(Items to be voted appear on reverse side.)
 C  Non-Voting Items
Change of Address – Please print new address below.

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